

Mail Stop 4720

February 23, 2018

William R. McCamey
Chief Financial Officer
Atlanticus Holding Corporation
Five Concourse Parkway, Suite 300
Atlanta, Georgia 30328

      **Re:    Atlanticus Holding Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2016**
             **Response Dated February 1, 2018**
             **File No. 000-53717**

Dear Mr. McCamey:

     We have reviewed your February 1, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Definitions of Financial Operating and Statistical Measures, page 28

1. We note your response to comment 2. We note you provide calculations for the Total Yield Ratio, Combined Gross Charge-off Ratio and the Adjusted Charge-off Ratio for the Credit and Other Investments segment. Please confirm the ratios for the Auto Finance segment are calculated in the same manner.

2. We note your response to comment 2. Please provide us a quantitative reconciliation of GAAP average receivables to managed receivables for the same periods provided in your response. Please clearly describe the nature of each adjustment and the reasons why the adjustment is relevant and useful.

3. We note your calculation of the Total Yield Ratio in response to comment 2. Please tell us how you considered whether your adjustment to include your economic share of (or equity interest in) the receivables you manage for your equity-method investees represents an individually tailored recognition and measurement method that could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

4. We note your response to comment 2 and that you include the gain on the repurchase of convertible senior notes in your calculation of the Total Yield Ratio. Please tell us why you believe this gain is relevant to measuring the underlying performance of your receivables.

5. We note your calculation of the Combined Gross Charge-off Ratio in response to comment 2. Please provide us the calculation with the amount of net charge-offs associated with receivables accounted for at fair value presented separately from the net charge-offs associated with non-consolidated subsidiaries. In addition please tell us how you considered whether your adjustment to include the net charge-offs from non-consolidated subsidiaries represents an individually tailored recognition and measurement method that could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

6. We note your calculation of the Adjusted Charge-off Ratio in response to comment 2 and that the starting point is net principal charge-offs which is a subset of combined gross charge-offs. Please clarify for us if there are any other significant differences between the gross charge-offs and the net principal charge-offs, other than the amount of finance charges and fees that are charged-off. In addition please clarify for us what the discount accretion represents and why it is relevant to reduce the amount of charge-offs in your calculation.

7. Please tell us why you do not believe GAAP charge-off ratio is a comparable measure for your Combined Gross Charge-off Ratio and your Adjusted Charge-off Ratio.

8. Please tell us and revise future filings to describe how interest is measured and where it is reported in the income statement for items for which the fair value option has been elected. Refer to ASC 825-10-50-30 for guidance.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services